UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alder Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

014339105

(CUSIP Number)

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014339105		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Bristol-Myers Squibb Company 22-0790350

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,600,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,600,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* ☐

11	Percent of Class Represented by Amount in Row (9) 5.35%*

12	Type of Reporting Person CO

* This percentage is calculated based on 29,902,822 shares outstanding upon completion of the Issuer’s initial public offering.

CUSIP No. 014339105			13G

Item 1.
	(a)	Name of issuer: Alder Biopharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 11804 North Creek Parkway South Bothwell, WA 98011

Item 2.
	(a)	Name of person filing: Bristol-Myers Squibb Company
	(b)	Address of Principal Business Office or, if None, Residence: 345 Park Avenue New York, New York 10154
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 014339105

Item 3.	If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 014339105	13G

Item 4.	Ownership.
(a) Amount beneficially owned: 1,600,000
(b) Percent of class: 5.35%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,600,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,600,000
(iv) Shared power to dispose or to direct the disposition of: 0

* This percentage is calculated based on 29,902,822 shares outstanding upon completion of the Issuer’s initial public offering.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has  ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

E.R. Squibb & Sons, L.L.C.*                                               1,600,000                              5.35%

*Shares are held of record by E.R. Squibb & Sons, L.L.C., a wholly-owned subsidiary of the Reporting Person.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 014339105	13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2014

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Sandra Leung
Name:	Sandra Leung
Title:	General Counsel and Corporate Secretary